Via Facsimile and U.S. Mail
Mail Stop 4720

May 26, 2010

Joseph Squicciarino
Chief Financial Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620

Re: **King Pharmaceuticals, Inc**.
       Form 10-K for Fiscal Year Ended December 31, 2009
       File No. 001-15875

Dear Mr. Squicciarino:

        We have reviewed your filing and have the following comment. We have limited
our review to your financial statements and related disclosures and do not intend to
expand our review to other portions of your document. In our comment, we ask you to
provide us with information to better understand your disclosure. Where it requests you
to revise disclosure, the information you provide should show us what the revised
disclosure will look like and identify the annual or quarterly filings, as applicable, in
which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition And Results of Operations

Operating Results

Research and Development Expense, page 47

1.	Disclosure on page 10 lists seven items you identify as "Our development projects." Three of the projects (Acurox Tablets, Oxycodone NT and Hydrocodone NT) appear to be IPR&D projects acquired. The remaining four projects (Remoxy, CorVue, Vanquix and Eladur) appear to be projects developed internally or through collaboration agreements. Throughout your Form 10-K, you provide disclosure about your IPR&D projects acquired which includes to some degree: their nature, objective, current status, costs incurred during each period (at least for their acquisition and/or milestone payments), estimated costs to complete and anticipated completion dates. However, it does not appear that you have provided all of this information for your projects developed internally. For each significant project, please revise your disclosure to address the following:

- Revise your table on page 47 to break out the research and development annual costs by each project and total costs incurred to date for each.
- Revise your disclosure to include the timing and estimated costs of the efforts necessary to complete the projects.
- Disclose your anticipated completion dates for each project.
- Disclose the period in which material net cash inflows from each project is expected to commence.

Please disclose your criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by therapeutic or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

*   *   *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant